SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 6)*

Media General, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

584404107

(CUSIP Number)

George L. Mahoney, Secretary

333 E. Franklin St.

Richmond, Virginia 23219

(804) 649-6629

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only). J. Stewart Bryan III
2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,352,099
8. Shared Voting Power NONE
9. Sole Dispositive Power 1,352,099
10. Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,099
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.93%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (Entities Only). D. Tennant Bryan Media Trust 54-6253830
2.	Check the Appropriate Row if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 466,162
8. Shared Voting Power NONE
9. Sole Dispositive Power 466,162
10. Shared Dispositive Power NONE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.07%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 amends and supplements, to the extent indicated, Items 5 and 7 of the statement on, and Amendment No. 5 to, Schedule 13D previously filed by J. Stewart Bryan III and the D. Tennant Bryan Media Trust (the “Media Trust”) with respect to Class A Common Shares of Media General, Inc. (“Class A Shares”). Defined terms herein have the same meaning as in the original statement on, or Amendments to, Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Since the filing of Amendment 5 to Schedule 13D, Mr. Bryan has voluntarily resigned from his position as co-trustee of two separate trusts, effective September 1, 2007. As a result, he no longer shares voting power and dispositive power over the shares in these trusts. This Amendment No. 6 to Schedule 13D reflects this change in Mr. Bryan’s beneficial ownership. As of August 31, 2007, the first trust held 206,400 Class A Shares and the second trust held 206,300 Class A Shares.

The number of Class A Shares reported by Mr. Bryan includes the number of Class B Shares of Media General, Inc. (“Class B Shares”) held by Media Trust. These Class B Shares are convertible into an equal number of Class A Shares at the option of the holder, and Mr. Bryan is the sole trustee of Media Trust with sole voting power and sole dispositive power. In previous amendments to this Schedule 13D, these Class B Shares were reported as being held solely by Media Trust as was the fact that Mr. Bryan was the sole trustee of Media Trust with sole voting and investment power over the Class B Shares. In this Amendment No. 6, these shares are included in the beneficial ownership of both Mr. Bryan and Media Trust.

(a)	After giving effect to the forgoing, the aggregate number and percentage of Class A Common Shares of Media General, Inc. beneficially owned by Mr. Bryan and Media Trust are as follows:

J. Stewart Bryan III	1,352,099	5.93%*

Media Trust	466,162	2.07%**

*The Class A Shares reported by Mr. Bryan include 53,851 Class A Shares held in the Company 401(k) plan, 270,067 Class A Shares subject to options exercisable within 60 days, and 466,162 Class A Shares into which the Class B Shares held by Media Trust may be converted. The percentage of Class A

Shares beneficially owned by Mr. Bryan is based on 22,065,715 outstanding Class A Shares (as of August 4, 2007), plus Mr. Bryan’s 270,067 exercisable options and 446,162 convertible Class B Shares held by Media Trust.

**The Class A Shares reported by Media Trust represent the 466,162 Class A Shares into which the Class B Shares held by Media Trust may be converted. The percentage of Class A Shares beneficially owned by Media Trust is based on 22,065,715 outstanding Class A Shares plus 446,162 convertible Class B Shares held by Media Trust.

(b)	See Cover, Items 7, 8, 9 and 10. Mr. Bryan is the sole trustee and has the sole power to vote and dispose of the shares held by the Media Trust.

(c)	None.

(d)	None.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Agreement between J. Stewart Bryan III and the Media Trust to file this Schedule 13D as a group.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 05, 2007

/s/ J. Stewart Bryan III
J. Stewart Bryan III

D. TENNANT BRYAN MEDIA TRUST

/s/ J. Stewart Bryan III
J. Stewart Bryan III